Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Third Quarter Results

Company Also Announces appointment of H Ronald Weissman to Board of Directors

TORONTO - November 19, 2013 - Sears Canada Inc. (TSX: SCC) today announced its unaudited third quarter results. Total revenues for the 13-week period ended November 2, 2013 were $982.3 million compared to $1,049.4 million for the 13-week period ended October 27, 2012, a decrease of 6.4%. Same store sales increased by 1.2% during the 13-week period.

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and Non-Operating Activities) for the third quarter of 2013 was $7.3 million compared to $3.9 million for the third quarter last year. The net loss for the third quarter of 2013 was $48.8 million or 48 cents per share compared to a net loss of $21.9 million or 22 cents per share for the third quarter last year. Included in the net loss for the third quarter this year are non-recurring charges of $42.8 million comprised of three components: $20.2 million primarily related to severance costs associated with internal restructuring, $16.5 million representing an asset impairment charge related to one of the Company’s Regina logistics centres, and $6.1 million representing a goodwill impairment charge related to the Company’s Home Installed Products and Services business.

Total revenues for the 39-week period ended November 2, 2013 were $2,809.5 million compared to $3,039.3 million for the 39-week period ended October 27, 2012, a decrease of 7.6%. Same store sales decreased by 1.2% during the 39-week period.

Adjusted EBITDA for the 39-week period ending November 2, 2013 was $17.7 million versus $6.0 million for the 39-week period last year which ended October 27, 2012. Net earnings for the 39-week period this year were $72.8 million or 71 cents per share compared to $61.3 million or 60 cents per share for the 39-week period last year. This year’s net earnings include the charges taken in the third quarter as described in the second paragraph of this release and a $185.7 million gain on lease terminations and lease amendments recognized in the second quarter of 2013. The previous year’s net earnings for the first 39 weeks of the year included a $167.1 million gain on lease terminations in the first quarter of 2012.

“This is the first quarterly same store sales increase for the Company since 2008,” said Doug Campbell, President and Chief Executive Officer, Sears Canada Inc. “October was our strongest month of the quarter, during which we adjusted our plans to market conditions and experienced double-digit same store sales increases in both our Apparel & Accessories and Home & Hardlines categories. Our Direct business also grew substantially during the quarter.

When we exclude the $42.8 million of non-recurring items taken in the quarter, we reduced expenses by 8.6% versus last year. This demonstrates the progress we are making in executing on the value levers that most directly drive our business: merchandising value and efficiency value.

“While we are pleased with our results for the quarter and October in particular, more work lies ahead of us to create a platform for sustainable growth. We are reestablishing fundamentals across the enterprise to ensure we have a solid foundation on which to continue growing the business. Most importantly, we are focusing on creating long-term value by providing quality products and services that Canadians expect from Sears when and where they want them at prices that provide great value.

“The positive operating performance in the third quarter was due in large part to the efforts of our 25,000 associates coast to coast who have worked tirelessly to help us become more relevant to Canadians coast to coast. I thank them for their efforts and appreciate the contribution they are making to the success of the Company.”

In a separate news release issued today at the same time as this earnings report, the Company announced the declaration of an extraordinary cash dividend of $5.00 per share to be paid on December 6, 2013 to shareholders of record as at the close of business on December 2, 2013. Please refer to the separate news release for details related to the dividend.

Adjusted EBITDA is a non-IFRS measure; please refer to the table attached for a reconciliation of net (loss) earnings to Adjusted EBITDA.

Appointment to the Board of Directors
The Company is pleased to announce the appointment of H Ronald Weissman as a member of its Board of Directors. Mr. Weissman is a member of the Board of Directors and Chair of the Audit Committee of Encore Capital Group, Inc. and is the Chair of the Board of Directors of the Office of Finance of the U.S. Federal Home Loan Bank System. He is a member of the New York State Society of Certified Professional Accountants and meets the requirements as an audit committee financial expert. He also holds a Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

The Company is also announcing today that E.J. Bird is stepping down as a Director of the Sears Canada Board and will focus on his current role as the Company’s Executive Vice-President and Chief Financial Officer, a position he has held since March, 2013. Mr. Bird has served as a member of the Board since May 2006 and, until his appointment as CFO, was Lead Director and Chair of the Audit Committee.

“I am pleased to have a Director of Ron’s background and capability join the Sears Canada Board,” said William C Crowley, Chairman of the Board, Sears Canada Inc. “His financial background and significant accomplishments throughout his professional career are impressive and reflect the experience we are seeking to complement the experience of the other members of the Board. The Board would also like to acknowledge E.J. for his contribution to the Board over the past seven years as a Director and is pleased that his business judgment and financial acumen will continue to benefit Sears Canada in his role as CFO.”

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 241 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the quarter’s earnings is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income;

fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA
For the 13 and 39-week periods ended November 2, 2013 and October 27, 2012

Unaudited

	Third Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2013	2012[8]		2013		2012[8]
Net earnings (loss)	$(48.8)	$(21.9)		$72.8		$61.3
Transformation expense[1]	20.2	—		21.7		—
Gain on lease terminations and lease amendments[2]	—	(2.8)	—	(185.7)	—	(167.1)
Goodwill impairment[3]	6.1	—		6.1		—
Regina impairment[4]	16.5	—		16.5		—
Accelerated tenant inducement amortization[5]	—	(2.0)		(4.5)		(4.0)
Lease exit costs[6]	0.2	4.6		0.2		6.0
Depreciation and amortization expense	27.6	31.7		87.8		96.0
Finance costs	3.0	3.1		8.1		12.2
Interest income	(0.8)	(0.5)		(1.6)		(3.4)
Income tax expense	(16.7)	(8.3)		(3.7)		5.0
Adjusted EBITDA[7]	7.3	3.9		17.7		6.0
Basic net earnings (loss) per share	$(0.48)	$(0.22)		$0.71		$0.60

1	Transformation expense during 2013 relates primarily to severance costs incurred during the year.
2
Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 13 of the Company’s unaudited condensed consolidated financial statements for the 13 and 26-week period ended November 2, 2013.

3
Goodwill impairment represents the charge related to the writeoff of goodwill allocated to the HIPS cash generating unit described in Note 7 of the Company’s unaudited condensed consolidated financial statements for the 13 and 26-week period ended November 2, 2013.

4
Regina impairment represents the charge related to writing down the carrying value of the property plant and equipment and investment property of the RLC, to the fair value less costs to sell described in Note 14 of the Company’s unaudited condensed consolidated financial statements for the 13 and 26-week period ended November 2, 2013.

5	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties in footnote 2 above.
6	Lease exist costs represent costs incurred to exit properties referred to in footnote 2 above.
7
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

8	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

	Third Quarter		Year-to-Date
(in CAD millions)	2013	2012	2013	2012
Total merchandising revenue	$971.2	$1,037.5	$2,776.6	$3,002.7
Non-comparable store sales	225.1	292.1	668.1	812.5
Same store sales	746.1	745.4	2,108.5	2,190.2
Percentage change in same store sales	1.2%	(5.7)%	(1.2)%	(6.4)%
Percentage change in same store sales by category
Apparel and Accessories	8.2%	(7.0)%	5.7%	(8.8)%
Home and Hardlines	(2.9)%	(13.1)%	(8.9)%	(10.4)%
Major Appliances	(3.3)%	3.4%	(2.5)%	1.0%